SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November, 2004

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Exhibit No.              Description

1                        Non-Executive Director released on 25 October 2004
2                        Blocklisting Interim Review released on 27 October 2004
3                        Holding(s) in Company released on 04 November 2004
4                        Holding(s) in Company released on 04 November 2004

Exhibit No. 1

                             Non-Executive Director

Further to the announcement issued on 29 July 2004 of the appointment of Brendan O'Neill to the Board of The Rank Group Plc ("Rank"), Rank advises that Mr. O'Neill was a non-executive Director of Emap Plc from 1996 to 2002.

                                    - ends -

Enquiries:

The Rank Group Plc                                     020 7535 8000
Charles Cormick, Company Secretary

Exhibit No. 2

                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:  THE RANK GROUP PLC



2. NAME OF SCHEME:   THE RANK ORGANISATION & RANK GROUP EXECUTIVE SHARE
                     OPTION SCHEMES



3. PERIOD OF RETURN:     FROM: 1 APRIL 2004  TO: 30 SEPTEMBER 2004



4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)     5,191,707 ORDINARY SHARES OF 10P EACH
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:



5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:         671,113 ORDINARY SHARES OF 10P EACH



6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED  4,520,594 ORDINARY SHARES
   AT END OF PERIOD:                             OF 10P EACH



7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:

                                               ORIGINAL LISTING: 11,000,000
                                               ORDINARY SHARES OF 10P EACH
                                               ON 9 OCTOBER 1996 (LISTING
                                               REFERENCE A/4064/1996)


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

                                               601,197,671 ORDINARY SHARES OF
                                               10P EACH

CONTACT FOR QUERIES

NAME: CLARE DUFFILL

TELEPHONE: 020 7535 8133


                             BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:  THE RANK GROUP PLC



2. NAME OF SCHEME:   THE RANK ORGANISATION OVERSEAS EXECUTIVE SHARE
                     OPTION PLAN



3. PERIOD OF RETURN:     FROM: 1 APRIL 2004  TO: 30 SEPTEMBER 2004



4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)     1,564,038 ORDINARY SHARES OF 10P EACH
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:



5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:         NIL



6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED  1,564,038 ORDINARY SHARES
   AT END OF PERIOD:                             OF 10P EACH



7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:

                                               ORIGINAL LISTING: 2,000,000
                                               ORDINARY SHARES OF 10P EACH
                                               ON 9 OCTOBER 1996 (LISTING
                                               REFERENCE A/4064/1996)


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

                                               601,197,671 ORDINARY SHARES OF
                                               10P EACH

CONTACT FOR QUERIES

NAME: CLARE DUFFILL

TELEPHONE: 020 7535 8133



                             BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:  THE RANK GROUP PLC



2. NAME OF SCHEME:   THE RANK GROUP SHARE SAVINGS SCHEMES



3. PERIOD OF RETURN:     FROM: 1 APRIL 2004  TO: 30 SEPTEMBER 2004



4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)     4,348,179 ORDINARY SHARES OF 10P EACH
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:



5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:         2,520,576 ORDINARY SHARES OF 10P EACH



6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED  1,827,603 ORDINARY SHARES
   AT END OF PERIOD:                             OF 10P EACH



7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:

                                               ORIGINAL LISTING: 2,000,000
                                               ORDINARY SHARES OF 10P EACH
                                               ON 9 OCTOBER 1996 (LISTING
                                               REFERENCE A/4064/1996)AND
                                               5,000,000 ORDINARY SHARES
                                               OF 10P EACH ON 17 JUNE 2002

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

                                               601,197,671 ORDINARY SHARES OF
                                               10P EACH

CONTACT FOR QUERIES

NAME: CLARE DUFFILL

TELEPHONE: 020 7535 8133

Exhibit No. 3


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Rank Group Plc

2. Name of shareholder having a major interest

Legal & General Group Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notifiable interest of company in (2) above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/c 914945 - 208,788 shares

HSBC Global Custody Nominee (UK) Ltd A/c 923363 - 507,764 shares

HSBC Global Custody Nominee (UK) Ltd A/c 775237 - 131,733 shares

HSBC Global Custody Nominee (UK) Ltd A/c 942199 - 885,762 shares

HSBC Global Custody Nominee (UK) Ltd A/c 942229 - 848,060 shares

HSBC Global Custody Nominee (UK) Ltd A/c 942217 - 841,113 shares

HSBC Global Custody Nominee (UK) Ltd A/c 942205 - 889,993 shares

HSBC Global Custody Nominee (UK) Ltd A/c 942175 - 857,775 shares

HSBC Global Custody Nominee (UK) Ltd A/c 942187 - 818,269 shares

HSBC Global Custody Nominee (UK) Ltd A/c 775245 - 2,479,468 shares

HSBC Global Custody Nominee (UK) Ltd A/c 130007 - 212,313 shares

HSBC Global Custody Nominee (UK) Ltd A/c 770286 - 365,711 shares

HSBC Global Custody Nominee (UK) Ltd A/c 357206 - 15,663,811 shares

HSBC Global Custody Nominee (UK) Ltd A/c 866197 - 114,477 shares

HSBC Global Custody Nominee (UK) Ltd A/c 904332 - 79,600 shares

HSBC Global Custody Nominee (UK) Ltd A/c 754612 - 1,489,316 shares

HSBC Global Custody Nominee (UK) Ltd A/c 361602 - 60,135 shares

HSBC Global Custody Nominee (UK) Ltd A/c 282605 - 2,156,319 shares

HSBC Global Custody Nominee (UK) Ltd A/c 360509 - 843,786 shares

HSBC Global Custody Nominee (UK) Ltd A/c 766793 - 145,306 shares

HSBC Global Custody Nominee (UK) Ltd A/c 824434 - 75,865 shares

HSBC Global Custody Nominee (UK) Ltd A/c 924422 - 241,973 shares


5. Number of shares / amount of stock acquired


6. Percentage of issued class


7. Number of shares / amount of stock disposed


8. Percentage of issued class


9. Class of security

Ordinary 10p Share

10. Date of transaction

3 November 2004

11. Date Company informed

4 November 2004

12. Total holding following this notification

29,917,337

13. Total percentage holding of issued class following this notification

4.97%

14. Any additional information


15. Name of contact and telephone number for queries

Clare Duffill - 020 7535 8133

16. Name and signature of authorised company official responsible for making this notification

Clare Duffill

Date of notification

4 November 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 4


                              SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     FMR CORP
     FIDELITY INTERNATIONAL LTD

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2) ABOVE AND THEIR SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE LETTER BELOW


5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed


8)   Percentage of issued Class


9)   Class of security

     ORDINARY SHARES


10)  Date of transaction

     3 NOVEMBER 04

11)  Date company informed

     4 NOVEMBER 04

12)  Total holding following this notification

     90,364,000

13)  Total percentage holding of issued class following this notification

     15.03%

14)  Any additional information


15)  Name of contact and telephone number for queries

     CLARE DUFFILL
     TEL:  020 7706 1111

16) Name and signature of authorised company official responsible for making this notification

     Date of Notification    4 NOVEMBER 2004


LETTER TO RANK GROUP PLC
DATED 3 NOVEMBER 2004

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp, and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.


FROM: FIDELITY INVESTMENTS


AMENDMENT NO. 13

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1.   Company in which shares are held:   RANK GROUP PLC

2.   Notifiable Interest:   ORDINARY SHARES

     (A)   FMR Corp
           82 Devonshire Street
           Boston, MA 02109

           Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings.)

     (B)   Fidelity International Limited (FIL)
           P.O. BOX HM 670
           Hamilton HMCX, Bermuda

           Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3.   The notifiable interests also comprise the notifiable interest of:

           Mr Edward C Johnson 3d
           82 Devonshire Street
           Boston, MA 02109

     A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

SCHEDULE A

SECURITY: RANK GROUP PLC                                        Amendment No 13



                SHARES HELD     MANAGEMENT  NOMINEE/REGISTERED NAME
                                 COMPANY
--------------------------------------------------------------------------------

                    909,800        FIL      Bank of New York Brussels Total
                  6,095,829        FIL      Bank of New York London Total
                    726,456        FIL      Brown Brothers Harriman Total
                    121,800        FIL      Chase Manhattan Bank AG Frankfurt
                                            Total
                  6,027,757        FIL      Chase Manhattan Bank London Total
                    104,100        FIL      Chase Nominees Ltd Total
                    545,781        FIL      Deutsche Bank Total
                      8,800        FIL      Dexia Privatbank (Schweiz) Total
                    171,200        FIL      HSBC Client Holdings Nominee (UK)
                                            Limited Total
                  4,994,938        FIL      JP Morgan Total
                    366,227        FIL      Mellon Nominees Ltd Total
                    921,200        FIL      Morgan Stanley Total
                  2,586,747        FIL      Northern Trust Total
                  1,884,200        FIL      Nortrust Nominees Ltd Total
                    264,500        FIL      Northern Trust Total
                    972,500        FIL      State Street Bank & Trust Total
                     16,000        FIL      State Street Hong Kong Total
                    754,300        FIL      State Street Nominees Ltd Total
                 30,368,267        FISL     Chase Manhattan Bank London Total
                  2,351,009        FISL     Chase Nominees Ltd Total
                 13,907,004        FMRCO    Chase Nominees Limited Total
                  5,065,062        FMRCO    HSBC Total
                  1,752,307        FMRCO    JP Morgan Chase Total
                    134,700        FMRCO    Northern Trust Total
                     16,300        FMRCO    State Street Bank & Trust Total
                  4,412,325        FMRCO    State Street Nominees Limited Total
                    211,100        FMTC     Bank of New York Total
                    609,500        FMTC     BT Globenet Nominees Limited Total
                      1,700        FMTC     Lloyds Bank Nominees Limited Total
                     30,304        FMTC     Master Trust Japan Total
                     36,000        FMTC     Mellon Bank Total
                    215,800        FMTC     Northern Trust Total
                  1,067,814        FMTC     State Street Bank & Trust Total
                    174,000        FMTC     State Street Nominees Ltd. Total
                    427,400        FPM      Bank of New York London Total
                      2,373        FPM      BBH Total
                    412,100        FPM      Chase Nominees Ltd Total
                    575,400        FPM      Citibank Total
                    295,600        FPM      HSBC Total
                    574,100        FPM      HSBC Client Holdings Nominee (UK)
                                            Limited Total
                    251,700        FPM      Mellon Nominees Ltd Total

                 ----------
                 90,364,000                 Grand Total Ordinary Shares
                 ----------



CURRENT OWNERSHIP
PERCENTAGE:          15.03%

SHARES IN
ISSUE:          601,365,619

CHANGE IN
HOLDINGS SINCE
LAST FILING:    + 5,929,566 ORDINARY SHARES


CHANGE IN PERCENTAGE HOLDINGS IS PRIMARILY DUE TO THE RECEIPT OF SHARE DIVIDENDS

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  8 November 2004

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary